

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2021

Nicole Fernandez-McGovern
Chief Financial Officer
AgEagle Aerial Systems Inc.
8833 E. 34th Street North
Wichita Kansas 67226

      Re: AgEagle Aerial Systems Inc.
           Registration Form on S-3
           Filed May 10, 2021
           File No. 333-255940

Dear Ms. Fernandez-McGovern:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Andi Carpenter at 202-551-3645 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Manufacturing